October 27, 2020

Via EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Katherine Bagley

Re:	The Walt Disney Company
Form 10-K for the Fiscal Year Ended September 28, 2019
Filed November 20, 2019
File No. 001-38842

Ladies and Gentlemen:
Set forth below is The Walt Disney Company’s (the “Company”, “we” or “our”) response to the comment of the U.S. Securities and Exchange Commission staff (“Staff”) set forth in its letter dated September 30, 2020 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended September 28, 2019, filed on November 20, 2019. For ease of reference, we have repeated the Staff’s comment in bold preceding our response.
Form 10-K for the Fiscal Year Ended September 28, 2019
General
1. We note that there is an exclusive forum provision in your amended by-laws. Please tell us whether and to what extent this provision applies to claims arising under the Securities Act and Exchange Act. In future filings, please clearly and prominently describe the provision in your disclosure, including any risks or other impacts on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Your disclosure should also address whether there is any question as to whether a court would enforce the provision. If this provision applies to federal securities law claims, please disclose that, by consenting to this by-law, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We acknowledge the Staff’s comment and advise the Staff that the forum selection provision does not apply to actions arising under the Securities Act and Exchange Act and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws. We propose to add the risk factor set forth below in future annual reports on Form 10-K to acknowledge that a forum selection provision could increase costs to bring a claim, discourage claims or limit the ability of the Company’s stockholders to bring a claim in a judicial forum that they find favorable for disputes with the Company, its directors, officers or other employees.
The Company’s amended and restated bylaws provide to the fullest extent permitted by law that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and its stockholders, which could increase costs to bring a claim, discourage claims or limit the ability of the Company’s stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company’s directors, officers or other employees.
The Company’s amended and restated bylaws provide to the fullest extent permitted by law that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the General Corporation Law of the State of Delaware (the “DGCL”), the Certificate of Incorporation or these Bylaws (as each may be amended from time to time), (iv) any action or proceeding as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, (v) or any action or proceeding asserting a claim governed by the internal affairs doctrine. The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits against the Company or the Company’s directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Company’s amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in the Company’s amended and restated bylaws will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at the telephone number or email provided to Ms. Bagley previously.

Sincerely,
/s/ Jolene E. Negre
Jolene E. Negre
Associate General Counsel and Assistant Secretary

cc: Mara Ransom, Division of Corporation Finance